

November 21, 2012

<u>Via Facsimile</u>
Laura L. Fournier
Chief Financial Officer
Compuware Corporation
One Campus Martius
Detroit, MI 48226-5099

     Re: Compuware Corporation
              Form 10-K for the Fiscal Year Ended March 31, 2012
              Filed May 29, 2012
              File No. 000-20900

Dear Ms. Fournier:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Fiscal 2012 compared to Fiscal 2011</u>

<u>Net cash provided by operating activities, page 53</u>

1.   We note your statement that you believe your existing cash resources and cash flow from operations will be sufficient to meet operating cash needs for the "foreseeable future." Please tell us more specifically, and disclose in future filings, whether you believe the company will have adequate cash resources to meet its short-term (i.e., within the next twelve months) and long-term liquidity requirements. Refer to Instruction 5 to paragraph 303(A) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page 65

2.   We note your disclosure that for arrangements that contain both software and non-software deliverables you allocate the arrangement consideration based on <u>fair value</u> using vendor specific objective evidence of <u>fair value</u>, third-party evidence or best estimated selling price. Please tell us how your disclosures are consistent with the guidance in ASC 985-605-25-10(f) which indicates that for purposes of initial allocation, arrangement consideration is allocated to the non-software deliverables, and to the software deliverables as a group, based on the <u>relative selling price</u> of the deliverables in accordance with ASC 605-25-15-3A. Please confirm you will revise your disclosures in future filings accordingly.

Note 2. Acquisitions

dynaTrace Software, Inc., page 72

3.   We note your disclosure of the amount of goodwill and identifiable intangible assets acquired from dynaTrace, Inc. Please tell us what consideration was given to disclosing the amounts recognized at the acquisition date for the other major classes of assets acquired and liabilities assumed. As part of your response, please provide us with this information. Refer to ASC 805-20-50-1(c).

Note 14. Income Taxes, page 88

4.   We note from the disclosures provided on page 89 that taxes relating to foreign operations have increased for fiscal 2012 compared to 2011 and 2010 and, as a result, represent a significant portion of the total income tax provision for the current year. Please tell us what factors contributed to the increase and provide us with a breakdown of the components of this line item for each period presented.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief